

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-49569

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Eveleth — (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

2D 3/19/2010

AFFIRMATION

I, J. Scott Eveleth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Exane, Inc. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature   Date
February 26, 2010

President & Chief Executive Officer
Title

STATE OF NEW YORK

COUNTY OF NEW YORK
J. Scott Eveleth appeared before me and swore that he had signed this affirmation for the Company this 26th day of February 2010.



Notary Public

NICOLE CIAVARELLI
Notary Public - State of New York
No. 01CI6187962
Qualified in Queens County
My Commission Expires June 2, 2012

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):		Page
(x)	Independent Auditors' Report.	
(x) (a)	Facing Page.	
(x) (b)	Statement of Financial Condition.	2
(x) (c)	Statement of Income.	3
(x) (d)	Statement of Changes in Stockholder's Equity.	4
(x) (e)	Statement of Cash Flows.	5
( ) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not applicable).	
(x)	Notes to Financial Statements.	6–13
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	15
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	16
( ) (i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable).	
( ) (j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to Exhibit A of Rule 15c3-3 (Not required).	
( ) (k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).	
(x) (l)	An Oath or Affirmation.	
( ) (m)	A copy of the SIPC Supplemental Report.(Filed separately)	
(x) (n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3)

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Exane SA:

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Exane, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$18,427,256
RECEIVABLES:	
Affiliates	3,354,202
Customers	1,316,053
Brokers, dealers, and clearing organizations	1,173,578
SECURITIES OWNED — At fair value	2,677,496
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $1,148,738)	1,156,640
PREPAID AND OTHER ASSETS	2,351,767
TOTAL ASSETS	$30,456,992

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 7,170,115
Payables:	
Post retirement benefits payable	539,973
Customers	276,878
Other	860,864
Total liabilities	8,847,830
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000 shares; issued and outstanding	10
Additional paid-in capital	4,999,990
Accumulated comprehensive income	(310,139)
Retained earnings	16,919,301
Total stockholder's equity	21,609,162
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$30,456,992

See notes to Statement of Financial Condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA"). The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of U.S., French and other European and Asian institutional investors. The Company deals primarily in securities of European and U.S. issuers.

Basis of Presentation — The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned — Securities owned at December 31, 2009, consists of certificates of deposits with maturities greater than 90 days and money market mutual funds, including a $334,264 deposit that has been pledged to a landlord and are presented at fair value.

Furniture, Equipment, and Leasehold Improvements — Maintenance and repair costs are expensed as incurred. Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

Receivables from Brokers and Dealers — Receivables from brokers and dealers primarily consist of securities failed to deliver and customer commissions cleared through another U.S. broker dealer.

Receivables and Payables from Customers — The amounts reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash transactions. Some of the receivables are collateralized by securities failed by others for delivery to the Company, the value of which is reflected in the accompanying statement of financial condition.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Use of Estimates — This statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus and tax accruals, and the disclosure of contingent assets and liabilities at December 31, 2009.

Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — Effective January 1, 2008, the Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board (FASB) which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The Company accounts for all of its financial instruments at fair value. (Also refer to Note 6.)

New Accounting Pronouncements —In July 2009, the FASB issued accounting guidance to establish the FASB Accounting Standards Codification (ASC or Codification) to become the source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Company's Statement of Financial Condition and the notes thereto in this report have been updated to include the new Codification.

In December 2008, the FASB issued guidance on employers' disclosures about postretirement benefit plan assets. The guidance defines a three-tier hierarchy into which the fair value of plan assets must be categorized based on the priority of the inputs to the valuation. The disclosures about plan assets required by this guidance are presented in Note 4.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities*. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed.

In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. These amended principles were effective for the Company as of December 31, 2009. The Company evaluated subsequent events through February 26, 2010 which is the date the financial statements were available to be issued. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition.

2. RELATED PARTY TRANSACTIONS

The Company executes, clears and acts as a custodian for securities transactions through another U.S. broker-dealer or a foreign affiliate. Most of their transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives or pays a fee for such services, which is included in commission revenue or brokerage and clearance expenses. The statement of financial condition reflects the following related party balances as of December 31, 2009:

Assets:	
Receivable from affiliate	$ 3,354,202
Receivable from brokers, dealers, and clearing organizations	276,878

The receivable from affiliate balance represents the net commission fees receivable as of December 31, 2009.

3. INCOME TAXES

At December 31, 2009, a temporary difference arose due to ASC 715, Compensation - Retirement Benefits (formerly SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans). This resulted in a deferred tax asset of $229,834 being recognized on the statement of financial condition. This deferred tax asset has been taken as an adjustment to accumulated other comprehensive income.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2009, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension and Other Benefit Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Pension asset fair value levels at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 653,806	$ -	$ -	$ 653,806
Cash & Cash Equivalents	$ 562,494	-	-	$ 562,494
Equity Securities	$ 438,848	-	-	$ 438,848
Corporate Debt Securities	$ 438,686	-	-	$ 438,686
Insurance Policies	$ 210,112	-	-	$ 210,112
Pension assets at fair value	$ 2,303,946	$ -	$ -	$ 2,303,946

The Company's actual pension plan weighted-average asset allocation at December 31, 2009 by asset category is as follows:

Asset Category	
Fixed Income	40%
Equity Securities	27%
Cash & Cash Equivalents	24%
Insurance Policies	9%
Total	100%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has ten years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 12% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2009.

For the year ending December 31, 2009, the expected minimum pension contribution is $100,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, $34,000 of benefit payments are expected between 2010 and 2014. Expected payments for the five years subsequent to 2014 are $540,000.

A reconciliation of the beginning and ending balances of the benefit obligation is as follows:

Benefit obligation — beginning of year	$2,288,471
Service cost	452,743
Interest cost	131,587
Actuarial gains	(240,368)
Benefits paid	(439,904)
Benefits obligation — end of year	$2,192,529

A reconciliation of the beginning and ending balances of the fair value of plan assets is as follows:

Fair value — beginning of year	$1,831,153
Actual return on plan assets	162,697
Employer contribution	750,000
Insurance premiums	-
Benefits paid	(439,904)
Fair value — end of year	$2,303,946

The financial status for fiscal 2009 is as follows:

Funded status	$ 111,417
Unrecognized prior service cost	(102,996)
Unrecognized net loss	642,969
(Accrued) prepaid pension cost	$ 651,390

The following table sets forth the weighted average assumptions used to determine the benefit obligation at December 31, 2009:

Discount rate	5.75%
Expected return on plan assets	6.00%
Rate of compensation increase	3.00%
Measurement date — December 31, 2009	

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the period ended December 31, 2009:

Discount rate	5.75%
Expected return on plan assets	6.00%
Rate of compensation increase	3.00%
Measurement date — December 31, 2009	

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately five years. Future minimum payments are as follows:

2010	$ 669,055
2011	669,055
2012	669,055
2013	707,474
2014	720,280
2015 and thereafter	3,344,497
	$6,779,416

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial position for these transactions.

Commitments — During 2009, the Company entered into an agreement with an affiliate to provide a credit facility for $2,000,000. The balance outstanding as of December 31, 2009, was $0.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets — securities owned	$ 2,677,496	$ -	$ -	$ 2,677,496

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2009, net capital of $12,703,688 exceeded the required net capital minimum of $250,000 by $12,453,688.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Exane, Inc.
640 Fifth Ave. 15th FL
New York, NY 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and do not modify our opinion dated February 26, 2010, on such financial statements.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP